15047170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CDK FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 THIRD AVENUE, 12TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD SPINDEL (212) 897-1688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM T. McCALLUM, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 THIRD AVE, SUITE 2805 (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MG 3/12

MG 3/13

OATH OR AFFIRMATION

I, HOWARD SPINDEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 26 day of February, 2015, by Spindel Howard, who provided a New York License as Identification.

Signature

FinOp

Title

Notary Public

Marie A. Garcia

NOTARY PUBLIC STATE OF FLORIDA
MARIE A. GARCIA
MY COMMISSION # FF 019674
EXPIRES: May 20, 2017
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT TO
RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2014

CONTENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CDK Financial Services, LLC

We have audited the accompanying financial statements of CDK Financial Services, LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CDK Financial Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CDK Financial Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of CDK Financial Services, LLC's financial statements. The supplemental information is the responsibility of CDK Financial Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

William T. McCallum CPA PC

New York, New York
February 27, 2015

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS	
Cash	$ 529,776
Fees Receivable (Note C)	480,482
Other Assets	6,500
Fixed Assets	
Furniture & Equipment	9,496
Accumulated Depreciation	(1,108)
TOTAL ASSETS	1,025,146

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	113,433
Due to affiliates	60,447
Deferred Tax Liability (Note A & D)	14,596
TOTAL LIABILITIES	188,476
MEMBERS' EQUITY	836,670
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,025,146

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
DECEMBER 31, 2014

REVENUES:	
Placement Fees (Note C)	$ 1,672,062
	1,672,062
EXPENSES:	
Salaries	196,368
Support Fees (Note B)	62,240
Rent	45,500
Other Operating Expenses	289,842
TOTAL EXPENSES	593,950
PROVISION FOR CITY INCOME TAX (Note D)	34,983
NET INCOME	$ 1,043,129

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2014

MEMBERS' EQUITY AT THE BEGINNING OF YEAR	$ 3,056,776
NET INCOME	1,043,129
MEMBERS' DISTRIBUTIONS	(3,263,235)
MEMBERS' EQUITY AT END OF YEAR	$ 836,670

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	1,043,129
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in assets:		
Depreciation and amortization		1,108
Fees Receivable		2,514,427
Other Assets		(6,500)
Increase/(Decrease) in liabilities:		
Accounts Payable		(276,234)
Deferred City Income Tax		(87,694)
NET CASH PROVIDED BY OPERATING ACTIVITIES		3,188,236
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in assets:		
Furniture & Equipment		(9,496)
NET CASH PROVIDED BY INVESTING ACTIVITIES		(9,496)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Distributions		(3,263,235)
NET CASH USED IN FINANCING ACTIVITIES		(3,263,235)
NET DECREASE IN CASH		(84,495)
CASH AT BEGINNING OF THE YEAR		614,271
CASH AT END OF THE YEAR	$	529,776

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for city income taxes	$	61,093

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

CDK Financial Services, LLC (the Company), is a Delaware Limited Liability Company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement fees, which are related to management and performance fees. These fees are received by the Company's clients on the assets placed by the Company by investors in hedge funds managed by the Company's clients. The Company does not handle clients' funds or securities and is not otherwise engaged in securities trading.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation included, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Concentrations of Credit Risk

The Company maintains its cash balances at a major banking institution. The Company does not believe that it has any risk with respect to its cash balances.

Receivables represent a concentration of credit risk and are uncollateralized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. The Company does not believe that it has significant risk with respect to its receivables.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Since management believes that the receivables recorded are fully collectible and are therefore stated at net realizable value, at December 31, 2014, management has not provided an allowance for doubtful accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement.

Deferred tax assets and liabilities for New York City income tax purposes are recognized and provide for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

NOTE B: RELATED-PARTY TRANSACTIONS

The Company receives support and administrative services from one of the Company's members. In this regard, in consideration of a support fee, the affiliate incurs significant operating expenses on behalf of the Company. For the year ended December 31, 2014, the Company incurred $62,240 in support fees.

NOTE C: PLACEMENT FEE AGREEMENTS

The Company entered into agreements with unrelated entities whereby, the Company earns placement fees related to management and performance fees of various hedge funds. Generally, placement fees related to the management fees are pre-paid at the beginning of each quarter whereas, the placement fees related to performance fees are generally payable within five days of receipt by the Company's clients, the majority of which are at year end. During 2014 the Company's placement fees related to management fees and performance fees were $1,355,367 and $316,695 respectively. At December 31, 2014, placement fees receivable related to management fees and performance fees amounted to $873,081. For the year ended December 31, 2014, approximately 52% of the fees were earned from one unrelated entity.

NOTE D: INCOME TAXES

The Company pays no federal or state income taxes as a limited liability company since it is treated as a partnership.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE D: INCOME TAXES (continued)

The Company is subject to the New York City unincorporated business tax on its income, with modifications, at the rate of four percent. As such, for the year ended December 31, 2014, the New York City income tax provision as determined in accordance with FASB ASC 740 are as follows:

Current City Tax	$122,677
Deferred City Tax Assets	(87,694)
Provision for City Income Taxes	$ 34,983

At December 31, 2014, the deferred tax assets resulted from timing differences between financial and income tax reporting related to fees receivable and accounts payable.

NOTE E: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission *Uniform Net Capital Rule* (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014, the Company had net capital of $341,300 which exceeded requirements by $332,765.

NOTE F: SUBSEQUENT EVENTS

Subsequent to December 31, 2014, the Company received 89% of its $480,482 fees receivable balance.

SCHEDULE I

CDK FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

CREDITS		
Members' equity	$	836,670
TOTAL CREDITS		836,670
DEBITS		
Nonallowable assets:		
Total non-allowable assets		495,370
TOTAL DEBITS		495,370
NET CAPITAL		341,300
6 2/3% of aggregate indebtedness of $128,029, or $5,000		8,535
NET CAPITAL IN EXCESS OF REQUIREMENT	$	332,765
AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness liabilities		128,029
TOTAL AGGREGATE INDEBTEDNESS	$	128,029
Ratio of aggregate indebtedness to net capital		37.51%

There were no material differences between net capital as reported above and net capital as reported in the Company's filed unaudited Form X-17A-5 Part IIA report as of December 31, 2014.

The accompanying notes are an integral part of these financial statements

SCHEDULE II
CDK FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

INDEPENDENT REGISTERED PUBLIC ACCOUNTING REPORT'S EXEMPTION REPORT REVIEW BY SEC RULE 17a-5

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
CDK Financial Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CDK Financial Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CDK Financial Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) CDK Financial Services, LLC stated that CDK Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CDK Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CDK Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

William T. McCallum CPA PC

New York, New York
February 27, 2015

CDK FINANCIAL SERVICES, LLC
RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2014

In accordance with the FINRA membership agreement applicable to CDK Financial Services, LLC (the "Company"), it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2014 without exceptions.

Executed by the person who executed the
Oath or affirmation in accordance with Rule 17a-5(e)(2)

INDEPENDENT ACCOUNTANTS' AGREE-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members
CDK Financial Services, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by CDK Financial Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other specified parties, solely to assist you and the other specified parties in evaluating CDK Financial Services, LLC's compliance with the applicable instructions of Form SIPC-7. CDK Financial Services, LLC's management is responsible for CDK Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, as follows:
    a. On August 1, 2014, payment on line 2B was made with check 1789 in the amount of $1,887. There was no difference observed.

    b. On January 19, 2015, payment on line 2F was made with check 2010 in the amount $2,274. There was no difference observed.

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the CDK Financial Services, LLC's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management, members of CDK Financial Services, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

William T. McCallum CPA PC

New York, New York
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-65657 FINRA DEC
CDK FINANCIAL SERVICES, LLC
405 PARK AVENUE
NEW YORK NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Spindel 212-509-7800

2. A.	General assessment (item 2e from page 2)		$ 4,161
B.	Less payment made with SIPC-6 filed (exclude interest) 8/1/2014 Date Paid		(1,887)
C.	Less prior overpayment applied		(-)
D.	Assessment balance due or (overpayment)		2,274
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 2,274
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,274	
H.	Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

CDK FINANCIAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Member
(Title)

Dated the 19 day of January, 20 15.

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2014 and ending December 31, 2014
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,672,062
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		-
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
Expense Reimbursement		7,734
(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -	
Enter the greater of line (i) or (ii)		-
Total deductions		7,734
2d. SIPC Net Operating Revenue		$ 1,664,327
2e. General Assessment @ .0025		$ 4,161

(to page 1, line 2.A.)